March 5, 2025

Andrew Schlossberg
Chief Executive Officer
Invesco Ltd.
1331 Spring Street NW, Suite 2500
Atlanta, GA 30309

       Re: Invesco Ltd.
           Registration Statement on Form S-3
           Filed February 25, 2025
           File No. 333-285194
Dear Andrew Schlossberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark Kanaly